ORBITAL CORPORATION LIMITED A.B.N. 32 009 344 058	4 Whipple St, Balcatta, 6021, Western Australia PO Box 901, Balcatta, 6914, Western Australia Ph +61 8 9441 2311 Fax: +61 8 9441 2111 Website: www.orbitalcorp.com.au

28 October 2014

Mr Adam Russo

Adviser, Listings Compliance (Perth)

ASX Compliance

Level 8, Exchange Plaza

2 The Esplanade

Perth WA 6000

By Email: adam.russo@asx.com.au

Dear Mr Russo,

Price and Volume Query

In response to your correspondence dated 28 October 2014 regarding an increase in the Company’s share price and in the volume of trading in the securities, the Company’s response is as follows:

1.

Is the Company aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

The Company is not aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities.

2.

If the answer to question 1 is “yes”:

a)

Is the Company relying on Listing Rule 3.1A not to announce that information under Listing Rule 3.1?

Not applicable

b)

Can an announcement be made immediately?

Not applicable

c)

If an announcement cannot be made immediately, why not and when is it expected that an announcement will be made?

Not applicable

3.

If the answer to question 1 is “no”, is there any other explanation that the Company may have for the recent trading in its securities?

The Company has no explanation as to the reason for the recent trading in its securities.

Please note, that as highlighted in a series of recent ASX announcements, the Company has a number of positive attributes that the Board considers have not been reflected in our share price.

➢

The Company’s net tangible assets, after adjustment for the July 2014 share buy-back, is over 45 cents per share;

➢

As announced on 2 September 2014, the Directors have committed to an aggressive growth strategy to grow the Company’s market capitalisation including the assessment of acquisition opportunities.  The Company is assessing a number of acquisition opportunities, but none of these negotiations have matured to the point of requiring announcement to the ASX under listing rule 3.1;

➢

As announced on 16 September 2014, the Company has delivered the first purpose-built ScanEagle Unmanned Aerial Vehicle propulsion system to Insitu Inc, a subsidiary of The Boeing Company;

➢

As announced on 7 October 2014, the Company has secured an extension to its ANMP grant for applying its patented engine management system technology to rotary engine applications; and

➢

The Annual General Meeting presentations by the Chairman and the CEO, as announced on 21 October 2014, also continued the positive stream of announcements and included references to some of the positive coverage from aviation industry publications.

4.

Please confirm that the Company is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

The Company confirms that it is in compliance with the Listing Rules, in particular Listing Rule 3.1.

Yours faithfully

Ian Veitch

Company Secretary